Exhibit 99.1

Mindray Announces Shareholders’ Approval of Merger Agreement

SHENZHEN, China, February 26, 2016 -- Mindray Medical International Limited (“Mindray” or the “Company”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced that at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of November 4, 2015 and amended on December 20, 2015, among the Company, Solid Union Limited (“Merger Sub”) and Excelsior Union Limited (“Parent”) and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the merger (as defined below). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company with the Company surviving as a wholly owned subsidiary of Parent (the “merger”).

Approximately 77.3% of the Company’s total outstanding ordinary shares voted in person or by proxy at today’s extraordinary general meeting. Of these ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 82.6% were voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the transactions contemplated thereby, including the merger.

The parties to the Merger Agreement currently expect to complete the merger in March 2016, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the merger, Mindray will become a privately held company and its American depositary shares, each representing one ordinary share of the Company, will no longer be listed on the New York Stock Exchange.

Cautionary Statement Concerning Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Mindray

Mindray (NYSE: MR) is a leading developer, manufacturer and marketer of medical devices worldwide. Mindray maintains its global headquarters in Shenzhen, China, its U.S. headquarters in Mahwah, New Jersey and has multiple sales offices in major international markets. From its main manufacturing and engineering base in China, Mindray supplies through its worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostics, and medical imaging systems. For more information, please visit http://ir.mindray.com.

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For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

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